Exhibit 21.1
Trupanion, Inc.
List of Subsidiaries

Subsidiary	Incorporation
American Pet Insurance Company	United States, New York
Trupanion Managers USA, Inc.	United States, Arizona
Canada Pet Health Insurance Services, Inc.	Canada, Ontario
Wyndham Insurance Company (SAC), Ltd.	Bermuda
6100 Building, LLC	United States, Washington
Trupanion Canadian Shareholders Ltd.	Canada, Alberta
North American Pet Insurance Company, Inc.	United States, Arizona
Trupanion Alberta Holding Company, ULC	Canada, Alberta
Trupanion Administration Canada, Inc.	Canada, Ontario
Aquarium Software Limited	United Kingdom
Aquarium HR Limited	United Kingdom
Aquarium Software Ireland Limited	Republic of Ireland